Entero Therapeutics, Inc.

777 Yamato Road, Suite 502

Boca Raton, Florida 33431

May 27, 2025

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Jason Drory and Laura Crotty

Re:	Entero Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 16, 2025
File No. 001-37853

Dear Mr. Drory and Ms. Crotty:

On behalf of Entero Therapeutics, Inc. (the “Company”), please find below responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 22, 2025, relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on May 16, 2025 (the “Orignal Filing”). Amendment No. 1 to the Original Filing Statement revises the Original Filing to reflect the Company’s responses to the comment letter dated May 22, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the comment letter have been restated and are followed by the Company’s responses.

Proposal No. 1: Election of Directors, page 13

1.

We note the disclosure on page 4 of your registration statement on Form S-1 filed May 12, 2025, that "Richard Paolone, Eric Corbett, and Mike Uppal, all appointees of Corbo Capital, had joined the Company’s Board of Directors" and your disclosure on page 14 that your "entry into a revolving loan agreement with 1396974 BC Ltd. grant[ed] them the right to replace three board members." Please revise your disclosure here to:

• Identify the board nominees that were appointed or nominated by Corbo Capital or 1396974 BC Ltd.;

• Disclose the events leading up to their appointment and how they were selected to serve on the company's board of directors; and

• Clarify each board nominee's relationship or affiliation with Corbo Capital and/or 1396974 BC Ltd. or otherwise advise.

Response:

The Company has revised the Original Filing on page 13 to address the Staff’s comment under the heading “Background to the Background to Appointments of Messrs. Paolone, Corbett and Uppal”. The Company notes that Corbo Capital (“Corbo”) was a potential provider of capital to the Company and the proposed transaction between Corbo and the Company was never consummated. Corbo did not nominate any directors to the board of the Company and no nominee has any relationship or affiliation with Corbo. The Company will clarify the disclosure relating to Corbo in the next amendment to the Form S-1 filed May 12, 2025.

Proposal No. 2: Reverse Split Proposal, page 32

2.	Please revise your preliminary proxy statement both here and throughout to disclose the range of the proposed reverse stock split.

Response:

The Company has revised the Original Filing on page 32 and throughout to disclose the 1:2 to 1:20 range of the proposed reverse stock split.

Should you have additional questions regarding the information contained herein or in the Registration Statement, please contact the undersigned at Ross Carmel, Esq., rcarmel@srfc.law, or Avital Perlman, Esq. at aperlman@srfc.law.

Very truly yours,

By:	/s/ Richard Paolone
Name:	Richard Paolone

cc:	Ross Carmel, Esq.
Avital Perlman, Esq.